FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of October, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                  HSBC ISSUANCE OF SUBORDINATED NOTES

On 18 October 2007, HSBC Holdings plc issued the following subordinated notes:

   - GBP900,000,000 Callable Subordinated Fixed to Floating Rate Notes due 2022 (the "GBP Notes"). Application has been made to list the GBP Notes issued on the London Stock Exchange.

   - US$1,750,000,000 of 6.5% Subordinated Notes due 2037 (the "New US$ Notes"). The New US$ Notes form a part of the same series as, and are fungible with, the outstanding US$750,000,000 6.5% Subordinated Notes due 2037 issued by HSBC Holdings plc on 12 September 2007 (the "Existing US$ Notes") and, together with the New US$ Notes, the "US$ Notes".

     The aggregate principal amount of the US$ Notes of this series now outstanding is US$2,500,000,000. The Existing US$ Notes are listed on the New York Exchange. Application has been made to list the New US$ Notes issued on the New York Stock Exchange.

Note to editors:
HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  18 October, 2007